July 25, 2024

Bob Pragada
Chief Executive Officer
Amazon Holdco Inc.
600 William Northern Blvd
Tullahoma, Tennessee 37388

       Re: Amazon Holdco Inc.
           Registration Statement on Form 10-12B
           Filed July 15, 2024
           File No. 001-42176
Dear Bob Pragada:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Registration Statement on Form 10-12B
Information Statement Summary
Our Competitive Advantage, page 14

1. When you discuss pro forma amounts here and elsewhere in the filing, please label them as such, rather than calling them revenue and adjusted EBITDA (e.g., page 14) or combined basis revenue (e.g., pages 15, 27, 31, 33, 41 and 43). Amounts labeled as pro forma should be computed in accordance with Article 11 of Regulation S-X. If any of these amounts are not computed in accordance with Article 11, please tell us why not.
       Also, present, discuss and provide a reconciliation to the comparable measure/ratio of pro forma net (loss) income attributable to common stockholders, when you present and discuss a pro forma adjusted EBITDA measure/ratio. Refer to Questions
100.05 and
       102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
 July 25, 2024
Page 2
Risk Factors
Risk Related to Our Common Stock
Amentum Equityholder is expected to own a significant percentage of our common stock, page
67

2. To provide additional information to investors, please disclose the number of Amentum
       Equityholder nominees for the board of directors who must be independent. If there is no set number, please provide the method or formula by which the number will be determined.
Capitalization, page 88

3. Please revise to reflect the new capital structure of the registrant (i.e., common stock, additional paid-in capital and retained earnings) and disclose the number of shares authorized, issued and outstanding on a pro forma basis.
Summary Historical Financial Data of Amentum, page 91

4. Please also provide cash flow information for the three month periods ended March 29,
       2024 and March 31, 2023.
Unaudited Pro Forma Condensed Combined Financial Information
Note 4 - Effects of the Separation and Distribution, page 102

5. Please revise your pro forma balance sheet, pro forma statements of operations and pro forma earnings per share disclosures to give effect to the RSU transactions and disclose the date(s) used for calculating the related amounts. If the transactions are structured in such a manner that significantly different results may occur, provide additional pro forma presentations which give effect to the range of possible results and assumptions used.
       Refer to Rule 11-02(a)(10) of Regulation S-X.
Note 5 - Merger Transaction Accounting Adjustments
Estimated Preliminary Purchase Price, page 104

6. Please disclose the date used for calculating the preliminary purchase price. Refer to Rule
       11-02(a)(8) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Valeria Franks at 202-551-7705 or Rufus Decker at 202-551-3769 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services